JOINT FILING STATEMENT
(pursuant to rule 13d-1(f)(1)(iii))

The undersigned acknowledges and agrees that the foregoing Statement on Schedule 13D with respect to the ownership of certain equity securities of LSB Industries, Inc. is filed on behalf of the undersigned. The undersigned acknowledges that the undersigned is responsible for the completeness and accuracy of the information concerning the undersigned contained therein, but is not responsible for the completeness and accuracy of the information concerning the other reporting persons, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: April 10, 2007

            /s/ Linda f. Rappaport
                  LINDA F. RAPPAPORT

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